Exhibit (e)(1)

Excerpts from Stratasys Ltd.’s Annual Report on 20-F for the Fiscal Year Ended December 31, 2022, as filed with the Securities and Exchange Commission on March 3, 2023

B. Compensation.

The following table presents all compensation that we paid, or accrued, during the year ended December 31, 2022 to all persons who served as a director or as a member of senior management of our company at any time during the year. The table includes amounts that we paid to reimburse any of these persons for costs incurred in providing us with services during that period.

	Salaries, Fees, Bonuses Commissions, and Related Benefits Paid or Accrued (1)		Pension, Retirement and Other Similar Benefits Accrued
All directors and members of senior management as a group (2)	$2,360,953	(3)	$254,319

*	The amount 2,360,953 below should ONLY include payment related to 2021 (2021 bonus).

(1)	Does not include the value attributable to stock option or restricted stock unit (RSU) grants. For a discussion of stock option and RSU grants to our directors and members of senior management, see below.
(2)	Comprised of the current directors and senior management members listed in the table under “Directors and Senior Management” in Item 6.A above.
(3)	This compensation amount for the year ended December 31, 2022 excludes an aggregate of $0.8 million of bonuses that were paid in 2022 in respect of services that had been performed during the previous year.

Pursuant to the Companies Law, the fees payable to our directors and our chief executive officer require approval by (i) the compensation committee of our board, (ii) the board of directors and (iii) our shareholders (in that order). Please see “Compensation Policy and Committee” in Item 6.C (“Board Practices”) below for further information regarding the requirements under the Companies Law in connection with the compensation of directors.

Director Compensation

The following table sets forth the directors’ fees, salary or other compensation (excluding value attributable to RSU grants and stock option grants, and excluding reimbursement for reasonable expenses incurred in connection with services) that are payable to each of our current directors, as most recently approved by our shareholders at our November 2021 annual general meeting of shareholders:

Name of Director	Annual Fee/Salary (1)		Annual Board Committee Retainer (and/or Chairman Retainer)
Dov Ofer	$200,000	(2)	-
S. Scott Crump	$60,000		-
John J. McEleney	$60,000		$30,000	(3)
Ziva Patir	$60,000		$10,000	(4)
David Reis	$60,000		$10,000	(5)
Michael Schoellhorn	$60,000		-
Yair Seroussi	$60,000		$20,000	(6)
Adina Shorr	$60,000		$10,000	(7)

(1)	The amounts reflected in the “Annual Fee/Salary” column do not include additional annual retainer amounts payable to each director who serves (including as chairman) on a committee of our board of directors, which additional amounts are reflected in the “Annual Board Committee Retainer (and/or Chairman Retainer)” column.
(2)	Mr. Ofer’s compensation as our Chairman of the Board was approved by our shareholders at our 2020 annual general meeting of shareholders in November 2020.
(3)	Consists of the $20,000 annual retainer for serving as chairman of the compensation committee, plus a $10,000 annual retainer for serving on the audit committee.

(4)	Constitutes the $10,000 annual retainer for serving on the compensation committee.
(5)	Constitutes the $10,000 annual retainer for serving on the compensation committee
(6)	Constitutes the $20,000 annual retainer for serving as chairman of the audit committee.
(7)	Constitutes the $10,000 annual retainer for serving on the audit committee.

Director/Officer Equity Compensation

Grants to independent/non-employee directors

At our 2021 annual general meeting of shareholders, our shareholders (in addition to approving the above-listed annual cash fee amounts) approved the following annual equity package for each of our independent and/or non-executive directors, which, as of the present time, includes all current members of the board:

Value of Grants: Annual grants of $140,000 value, consisting of 50% RSUs (with $70,000 value) and 50% options to purchase ordinary shares (with $70,000 value).

Deemed Value of RSUs/options: The number of RSUs to be granted will be determined by dividing $70,000 by the fair market value of a single ordinary share, determined based on the average of the closing prices of an ordinary share on the trading days during the 30-day period following the annual general meeting at which the director is elected or re-elected. The number of options to be granted will be determined by dividing $70,000 by the Black-Scholes value of an option to purchase one ordinary share, as of the date of the annual general meeting of shareholders at which the director is elected or re-elected.

Exercise Price (for options): Equal to the fair market value of our ordinary shares, determined based on the average of the closing prices of an ordinary share on the trading days during the 30-day period following the election or re-election of the director by our shareholders.

Vesting Schedule: Each of the RSUs and options vest equally on a monthly basis until the earlier of (i) the first anniversary of the grant date, or (ii) the end of the term of the applicable director at the next annual general meeting of shareholders after the grant date, at which such director’s directorship may be extended or terminated (which we refer to as the Full Vesting Date), provided that all such RSUs and options shall be fully vested at the Full Vesting Date.

Other Terms: The other terms of the RSUs/ options to purchase ordinary shares granted annually to our non-employee directors shall be in accordance with our then-effective equity incentive plan (currently, our 2022 Share Incentive Plan(defined below)). For a description of the terms of our stock option and share incentive plans, see “Share Ownership - Stock Option and Share Incentive Plans” in Item 6.E below.

B. Related Party Transactions.

Except as described below or elsewhere in this annual report, since January 1, 2022, we have had no transaction or loan, nor do we have any presently proposed transaction or loan, involving any related party described in Item 7.B of Form 20-F promulgated by the SEC.

Employment and Consulting Agreements with Directors and Executive Officers

Employment agreement with our Chief Executive Officer

In conjunction with his appointment as our chief executive officer, or CEO, Yoav Zeif is party to an employment agreement with us, effective as of February 18, 2020. Under the agreement, Mr. Zeif serves as our full-time CEO for an indefinite period (subject to the termination provisions referenced further below) and receives, in respect thereof, a monthly salary of NIS 175,000 (approximately $50,140, based on the current NIS-dollar exchange ratio). Mr. Zeif may be entitled to an annual cash bonus within a range of 50% to 150% of his annual base salary, as to be determined by our board of directors (following requisite approval from the compensation committee thereof) based on achievement of company-related goals (and subject to the achievement of threshold level goals for the receipt of a minimum bonus).

In addition to cash compensation, Mr. Zeif receives annual grants of RSUs. For his initial year of employment, he will receive RSUs that are equal in value to $800,000 (subject to a cap of 55,000 RSUs). In subsequent years, Mr. Zeif will be entitled to grants of RSUs equal in value to $1.2 million or $800,000, depending on whether the average closing Stratasys share price for the 30-day period prior to the grant date is $20 or above, or below $20, respectively, and in the latter case, the number of RSUs to be granted to Mr. Zeif will be capped at 55,000. Two-thirds of the RSUs that are granted for any such year (whether initial or subsequent) will be subject to a four-year vesting schedule (commencing on the one-year anniversary of the relevant grant date, followed by 12 equal quarterly vesting periods thereafter). The vesting of the remaining one-third of the RSUs granted in any such year will be conditioned on the satisfaction of performance-based metrics that will be determined by our board of directors and that will cover not more than four calendar years.

Besides annual equity compensation, Mr. Zeif received, within the first 14 days of his employment, a one-time, special upside grant of options to purchase 300,000 ordinary shares, with an exercise price that will equal the average of the Stratasys closing share price for the 30 days following his commencement of employment. These special upside options will vest and become exercisable in two groups of 150,000 options each, in accordance with the schedule described in the following sentence, if the average closing Stratasys share price reaches two respective levels- $10 or $20 above the 30-day average closing price prior to his commencement of employment- for a consecutive six-month period following the commencement of his employment. If and when the relevant closing price level is met for the requisite consecutive six-month period, the relevant 150,000 options will vest in equal installments of 18,750 each over the next eight consecutive quarters, assuming continued employment. Any options granted pursuant to the special upside grant that are not yet vested will be subject to accelerated vesting in the event that Mr. Zeif’s employment is terminated or he resigns for good reason in connection with, or within 12 months following, a change of control transaction for which the value of our company (or our assets, if applicable) reflected in the transaction as of its closing date exceeds the respective price level that initially triggers vesting.

Under the employment agreement, Mr. Zeif is entitled to customary additional benefits, including a pension arrangement, disability insurance and severance pay contributions by us, study fund contributions by us, use of a car, annual vacation, sick leave and reimbursement for business-related, reasonably-necessary travel, lodging and related expenses. In the event of termination of Mr. Zeif’s employment by our company (other than for cause, or due to Mr. Zeif’s violation of his below-described undertakings) or by Mr. Zeif for good reason, Mr. Zeif will be entitled to an “adjustment” payment equal to six months’ base salary, in addition to a three-month (in the first year of employment) or six-month (at any time thereafter) notice period (other than in a case of termination for cause, when that notice is not required).

In connection with his execution of the employment agreement, Mr. Zeif has agreed to certain customary undertakings in favor of our company that cover confidentiality, non-competition, non-solicitation and assignment of inventions.

In order to induce Mr. Zeif to accept our employment offer and in connection with his relocation from the United States to the our principal executive offices in Israel related to his hiring, we paid him a signing/relocation bonus of $300,000, of which $100,000 will be repayable if his employment is terminated by us for cause or he resigns other than for good reason during his first 12 months of employment.

Employment agreement with our Chief Financial Officer

In conjunction with his appointment as our chief financial officer, or CFO, effective as of March 1, 2022, Eitan Zamir is party to an employment agreement with us. Under the agreement, Mr. Zamir serves as our full-time CFO for an indefinite period (subject to the termination provisions under the agreement). The agreement provides for notice periods of varying duration for termination of the agreement by us or by Mr. Zamir, during which time he will continue to receive base salary and benefits (except for the accrual of vacation days). The agreement also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.